EXHIBIT 14.1

Code of Ethics and Conduct
Camposol Group

CAMPOSOL CARES FROM FARM TO FAMILY

Code: SIG-018-PL
Version: 02
Date of Issue: 22.12.2020

LETTER FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

In its constant search to achieve the highest ethical and behavior standards, CAMPOSOL has approved this Code of Ethics and Conduct, which is the reference framework under which all workers and directors must conduct themselves at all times and circumstances, always ensuring the Company’s welfare and good reputation.

As part of the development of our Code of Ethics and Conduct, the members of CAMPOSOL are committed to complying with the provisions of our “Policy on the Prevention of Fraud, Bribery and Corruption”, the content of which is part of this Code and must be observed by all.

The Board of Directors of CSOL Holding Ltd strongly supports the compliance with this Code and Camposol’s Corruption Prevention Model, and reaffirms its commitment to the ethical values and integrity that are part of the organizational culture of the Company.

The strengthening of measures to prevent acts contrary to the Code of Ethics and Conduct is of great importance to CAMPOSOL, being both a challenge and a great opportunity to contribute to the community as an example of integrity.

Compliance with this Code of Ethics and Conduct, the Policy on the Prevention of Fraud, Bribery and Corruption, the Internal Work Regulations, the Donations Policy, the Gifts and Hospitality Policy, the Processes, Policies and Procedures of CAMPOSOL, as well as compliance with laws and regulations, is mandatory for all. At CAMPOSOL, business is conducted with integrity, hence we convey the importance of this practice to our customers, suppliers and third parties with whom we have a relationship and from whom we expect the same standard of compliance.

Moreover, I would like to add that we have an independent Ethics Line, through which any worker, person or institution can report, anonymously, confidentially and without fear of reprisals, breaches of this Code of Ethics and Conduct.

This communication channel is available 24 hours a day to enable us to become apprised of situations that go against ethics, morality and the provisions of this Code, trusting that the Company will manage the information with the utmost confidentiality and professionalism.

I appreciate your attention and I am sure that, as always, we will count on your support and commitment for the proper fulfillment and enforcement of our Code of Ethics and Conduct.

/s/ SAMUEL DYER CORIAT

Samuel Dyer Coriat

Chairman of the Board of Directors

CONTENT

Letter from the Chairman of the Board – Pag. 1

1.	Introduction – Pag. 4

2.	Our values and culture – Pag. 4

3.	Our responsibilities – Pag. 5

4.	Guidelines for an upright conduct – Pag. 6

4.1	Compliance with the applicable law – Pag. 6

4.2	Rejection of corruption – Pag. 6

•	Gifts and hospitality

•	Travels, accommodation and per diems

•	Philanthropic donations

•	Financing of political parties

•	Facilitation payments

•	Mergers and acquisitions

•	Third party management

4.3	Prevention of conflicts of interest – Pag. 9

4.4	Commitment to our workers – Pag. 10

•	Human rights

•	Non-discrimination and equal opportunities

•	Inclusion and diversity

4.5	Health and safety – Pag. 11

4.6	Commitment to society – Pag. 12

4.7	Commitment to the environment – Pag. 12

4.8	Business practices – Pag. 12

4.9	Proper use of company assets and resources – Pag. 13

4.10	Responsible handling of information – Pag. 13

•	Proper accounting records

•	Confidential information

•	Personal data protection and security

4.11	Safeguarding our reputation – Pag. 14

5.	Compliance with the Code of Ethics and Conduct – Pag. 15

6.	Complaints: Ethics Line – Pag. 15

7.	Annexes:

Annex 1: Code of Ethics and Conduct Criteria – Pag. 18

Annex 2: Commitment of Adherence – Pag. 19

Annex 3: Board of Directors’ Commitment to Integrity – Pag. 20

1.	Introduction

This Code of Ethics and Conduct expresses Camposol’s commitment to act with honesty and integrity. This document is not new; it is the result of our updated Code of Ethics and Conduct (2015) and Policy on the Prevention of Fraud, Bribery and Corruption (2017), which we have also integrated into a single mandate, which today constitutes the cornerstone of our prevention model.

We are respectful of the Universal Declaration of Human Rights and signatories to the Global Compact (see Human Rights Policy). The commitment to respect human rights has served as a reference framework for the development of this Code.

The above rules of conduct apply to everyone who works at Camposol, including our directors and subsidiaries globally. In addition, we are responsible for ensuring that third parties with the capacity to act on behalf of the company also comply with similar standards of behavior.

Our Code sets out minimum standards of conduct that will help us to be consistent with our corporate values. However, this document cannot anticipate every possible situation that may arise. Therefore, when faced with scenarios that are not contemplated, good faith and current legislation must prevail.

2.	Our values and culture

They express our core beliefs, inspire us and help forge a culture of integrity inside and outside the organization.

Our mission: To provide our customers around the world with healthy food through operational excellence, innovation and sustainable practices; generating a positive and lasting impact on the welfare of the communities where we operate, creating sustainable value for our shareholders.

Our vision: To be the benchmark and leading supplier of healthy and fresh food for families around the world.

Our cultural cornerstones

Integrity:

•	We ensure that our actions comply fully with Camposol’s principles.

•	We are consistent with what we say and what we do.

•	We have an obligation to raise alerts and express disagreements, regardless of our hierarchical level.

•	We make decisions that strengthen Camposol’s value proposition.

Accountability:

•	We take full responsibility for our actions and decisions.

•	We fulfill the commitments assumed within the scope, timeframe and budget set out.

•	We make sure that we have all the necessary information for decision making.

•	We delegate or share tasks, not responsibilities.

Team spirit:

•	We convey with passion a clear and shared strategy.

•	We address our differences directly and head-on.

•	We ensure that the information is understood.

•	We seek synergies while confidently leveraging the capabilities of others.

Excellence:

•	We permanently evaluate our teams’ performance.

•	We know the details of the processes under our responsibility.

•	We promote innovation and accept disruptive ideas.

•	We plan and execute efficiently at the first try.

3.	Our responsibilities

Who we work with at Camposol:

•	We review from time to time, know, understand and comply with the standards set forth in this Code.

•	We participate in training sessions on ethics and integrity and observe the complementary policies that apply to our specific tasks.

•	We report potential breaches in a timely manner and collaborate with investigations when our assistance is required.

•	We carry out our work with professionalism, diligence and objectivity to identify and report on a timely basis signs of internal or third-party activities, which could harm CAMPOSOL and its workers.

•	In situations that pose a risk to CAMPOSOL or its workers, we consult with our supervisors or Senior Management before taking action, avoiding overstepping the authority delegated to us.

•	We present to the Board of Directors the risks and facts in a timely manner, acting with transparency.

If you ever have any doubts, ask yourself the following questions on the relevant behavior or decision:

•	Is it consistent with this Code and Camposol’s values?

•	Is it ethical?

•	Is it legal?

•	Would I feel comfortable if this conduct became public?

•	Will it affect my reputation or that of the Company?

If the answer to any of these questions is “No”, then avoid it.

If you are still in doubt, ask your direct supervisor or the compliance officer for advice.

Who we are as leaders:

•	We teach by example and avoid messages that are not consistent with this Code.

•	We do not solicit third parties to execute a prohibited conduct.

•	We provide the facilities to enable our team to train and understand their responsibilities in relation to the Code.

•	We create an environment where our workers feel comfortable to express their concerns, without fear of reprisal.

•	We value behavior in relation to the Code when evaluating the performance of our workers.

•	We act proactively to prevent, detect and correct potential violations of our Code of Ethics or other internal policies.

If somebody comes to you with a question or concern:

•	Listen carefully and pay attention to the worker

•	Ask for additional information if you think it is necessary

•	Do not feel compelled to give an immediate response

If you have any concerns or questions about how to handle a situation, ask your direct supervisor, the internal auditor or the company’s compliance officer for support.

4.	Guidelines for an upright conduct

4.1.	Compliance with the applicable law

At Camposol, we respect the laws that apply to us in the various jurisdictions where we do business, including international standards such as the United States Foreign Corrupt Practices Act (FCPA).

As an organization we have a risk-based prevention model and a suitable supervision structure, which help us to have an adequate prevention and control environment.

Please note: We are all responsible for complying with the law, both inside and outside our work environment. We must perform our work diligently and be apprised of and keep updated and disseminate the specific rules related to the performance of our duties.

4.2.	Rejection of corruption

We strictly reject all types of corruption (such as bribery). No worker of Camposol or intermediary acting on behalf of Camposol is allowed to receive, offer, promise or give anything of value to third parties (either public or private) to obtain advantages in an illicit manner.

When we refer to “anything of value,” we consider not only cash, but also other types of benefits such as gifts, travel or other rewards that could be interpreted as a form of illegal influence. Therefore, we must follow the specific guidelines set forth below:

•	Gifts and hospitality

At Camposol, we can give and/or receive gifts that are reasonable in terms of context and value. All aspects related to gifts or hospitality are subject to the Anti-Fraud, Anti-Bribery and Anti-Corruption Policy and to the Gift and Hospitality Policy.

Gifts of a value of up to PEN 100 are considered reasonable. We do not give or receive cash gifts.

Violations of this chapter will be considered serious ethical misconduct and will result in the withdrawal of confidence from the offending worker.

Examples of reasonable gifts and hospitality include:

•	Pens with advertising logos, T-shirts, polo shirts or caps with commercial logos, gift baskets given out at specific corporate events, trophies and statuettes, and other similar items.

Items not considered reasonable gifts:

•	Jewelry, cash, electronic and technological devices, high-end liquor, meals exceeding the established limits, spa vouchers, other similar items.

Some conducts prohibited at Camposol:

•	Receive/deliver gifts to workers of other companies intended to give/obtain a preferential treatment in a certain purchase/sale process, constitutes corruption among private parties.

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Delivering gifts to public officials to expedite a license, obtain positive oversight results, facilitate import or export processes, among other benefits, is a disguised form of bribery. This conduct is prohibited at Camposol.

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Deliver gifts to spouses or relatives of public officials; deliver/receive gifts at home; deliver/receive gifts during a commercial bidding proceeding or transaction that may result in a conflict of interest.

Please note:

•	When offered a gift or hospitality that violates the above rules, we must politely refuse it and explain Camposol’s internal policies.

•	Travels, accommodation and per diems

We may fund per diems, accommodation and food expenses of third parties (suppliers, customers, business partners or others) only when there is a business justification (e.g., visits to customers) and these expenses are of reasonable value, in accordance with the Travel and Per Diem Policy and the Gift and Hospitality Policy. The same principles will apply on a reciprocal basis, when a third party invites Camposol’s workers to an event/trip. In both cases, the decision must be authorized in writing by the area manager and the General Manager.

Additionally, when a public official is involved, we must request prior authorization from Camposol’s compliance officer, who will ensure that no conflict of interest exists or that the decision is not misinterpreted (See Gifts and Hospitality Policy).

All travel invitations received by workers from third parties related to the Company must be reported to Camposol’s Compliance Officer for supervision purposes.

Violations of this chapter will be considered serious ethical misconduct and will result in the withdrawal of confidence from the offending worker.

Please note: Some prohibited situations are the financing of travels or per diems of family or friends of the Third Party guest, the delivery of cash, the use of unnecessary stopovers and the extension of days at the destination. We must ensure that travel costs are reasonable, avoiding unnecessary expenses or luxuries.

•	Philanthropic donations

As part of our sustainability strategy, at Camposol we carry out initiatives for social development and make donations that help to improve the quality of life of the communities surrounding our operations. Our donations are not intended to exert undue influence or conceal other services provided; on the contrary, we seek to contribute to the community.

All of our donations are made in good faith, comply with the applicable laws and internal policies, have been evaluated and approved by the appropriate authorities (See Donations Policy) and are properly recorded in the company’s accounting records.

Please note: Risk situations such as giving cash donations, making donations without knowing the final beneficiary of the donation, using personal bank accounts, using fixed funds or money advances to be settled to make donations are not allowed.

•	Financing of political parties

At Camposol, the financing of political parties, campaigns or candidates is prohibited.

Please note: If we want to make contributions or actively participate in any political party or position, we must report this intention to the company’s compliance officer.

•	Facilitation payments

Facilitation payments or small disbursements given to public officials to expedite procedures illegally, such as obtaining permits, customs services and visa approval, are not allowed at Camposol.

Please note: Some alerts that may be concealing facilitation payments include circumstances that require cash payments, unusual transactions or payments without formal support.

•	Mergers and acquisitions

The past conduct of the companies or owners of assets that we acquire could expose us to reputational, legal and financial risks. For this reason, at Camposol we purchase and sell companies or assets only after evaluating the integrity of the third parties involved and determining that the risk level is non-existent or acceptable to Camposol (See Integrity Due Diligence with Third Parties Policy).

Please note: Performing a Due Diligence assessment before buying or selling companies is not sufficient. Once the transaction is completed, we are responsible for implementing prevention and control standards similar to those of Camposol in the new organization. To this end, it is advisable to make integration, training and monitoring plans in ethics matters.

•	Third party management

Under anti-corruption laws, a company is liable not only for its own actions, but also for the acts committed by third parties on its behalf. It is therefore important that our preventive policies and controls are integrated into our business processes and value chain.

Based on a risk approach, at Camposol we apply processes of Integrity Due Diligence with third parties as a prerequisite for initiating business relationships with third parties. In addition, we regulate our transactions with third parties through written contracts or purchase orders, which contain anti-corruption clauses contemplating the right to perform preventive audits.

Please note: Not every business relationship entails the same risk. We must evaluate criteria such as the degree of interaction with public officials, the capacity to act on behalf of Camposol, the geographical area, the insight of specific industries and the average value of contracts.

4.3.	Prevention of conflicts of interest

A conflict of interest arises when our personal or family activities and relationships interfere or may interfere with our ability to act in the company’s best interests.

At Camposol, we strive to make all our business decisions objective and transparent. Therefore, if we identify any possible conflict of interest, we must inform our direct supervisor, the Human Capital Management or the Compliance Officer of the company.

Please note: Some frequent situations of conflict of interest include:

•	If you have decision-making power or influence over a contract, you may not hire companies that you own, or in which you hold a direct or indirect interest.

•	Acting as an intermediary for third parties (relatives, for example) to win contracts with Camposol, obtaining an undue benefit.

•	Providing services inside and outside working hours to the company’s competitors.

•	Receiving or giving non-institutional gifts to suppliers, customers or competitors.

•	Representing Camposol in transactions (buy/sell/hiring) where we have family or other interests.

•	Investing in businesses, loans or shares of competitors, customers or suppliers of Camposol.

Recommendations:

•	The Code cannot cover all possible conflicts of interest that might occur in reality; therefore, use your conscience and common sense. You are required to comply with the Conflict of Interest Policy.

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Act with special caution if you are responsible for selecting or negotiating with a supplier on the Company’s behalf. Your personal interests and relationships must not interfere or appear to interfere with your ability to make decisions in the Company’s best interests.

4.4.	Commitment to our workers

•	Human rights

We respect the human rights recognized in the Universal Declaration of Human Rights, the Global Compact and other national and international standards (see Human Rights Policy). Camposol carries out evaluations from time to time to ascertain respect for human rights in the company.

We prohibit child labor and reject any type of forced labor or undignified conditions.

We strongly reject all forms of violence or harassment, including sexual, psychological, verbal or physical harassment. The use of physical or psychological punishment, confinement, threats of violence or any other form of abuse as a method of discipline and control is not permitted.

We respect our workers’ right to freedom of association or non-association and to collective bargaining.

We do not outsource suppliers or production facilities where there is any kind of exploitation or work under conditions that violate human rights.

•	Non-discrimination and equal opportunities

We strive to ensure that no discrimination is present in Camposol’s processes of selection, training, development, evaluation and retention of personnel based on cultural diversity,

gender, sexual orientation, race, creed, religion, physical ability or social condition. Every opportunity at Camposol is based on our workers’ talent and merit in line with our values and behaviors.

We provide our workers with competitive salaries and benefits, based on meritocracy and/or performance evaluation, in compliance with applicable laws, collective agreements and international treaties.

We are committed to communicating openly and honestly. We consult among us and value any divergent perspectives, as well as any opinions challenging our own point of view.

•	Inclusion and diversity

At Camposol, we strive to create an inclusive environment, respecting and supporting cultural diversity and differences relative to gender, sexual orientation, race, creed, religion, physical ability or social condition of our workers. We seek to create an organization where everyone feels integrated, respected and valued, and where everyone has genuinely the same opportunities for development.

We treat all people with respect, dignity, justice and courtesy, inside and outside the organization, seeking behaviors that are diversity-friendly and welcoming.

Please note: If you have suffered or witnessed harassment or discrimination by any Camposol worker, supplier or related company, do not be afraid and report the fact immediately to our ethics line.

4.5.	Health and safety

At Camposol, we value people’s lives to the fullest. Therefore, we maintain a safe and healthy work environment for our workers, suppliers, visitors and customers.

We foster a culture of occupational safety and health, based on the prevention and management of risks (See Occupational Safety and Health Policy and Integrated Management System Policy). To this end, not only do we comply with the legislation of the place where we operate and Camposol’s applicable internal policies, but we also adopt the highest international standards for the prevention of occupational accidents, occupational diseases and violent situations.

We permanently train our workers and share with our suppliers the necessary health and safety measures and standards to work with us.

Please note: Any person under the influence of alcohol or drugs is not allowed into our premises. The use of alcohol or drugs inside the company is prohibited.

4.6.	Commitment to society

We act in a socially responsible manner, abiding by the laws, customs and traditions of the communities where we operate, while fostering open, sincere, constructive and mutually beneficial relationships.

We recognize that our responsibility to society goes beyond generating economic value. Therefore, we implement initiatives relating to social development and make charitable donations to improve the capabilities and quality of life of people (See Community Relations Policy).

4.7.	Commitment to the environment

We understand the importance of the environment in favor of current and future generations and our business’ sustainability. Therefore, we promote a culture of protection of our environment and invest in innovation and technology promoting the efficient use of resources, taking care of water and energy as a priority. (See Environmental Policy and Integrated Management System Policy).

As part of our management systems, we measure, evaluate and report in a transparent manner our environmental performance, thus enabling us to identify risks, define gaps and improvement targets, and be accountable to our investors and society.

Please note: Reporting false information about our environmental or social performance will be considered a violation of this Code.

4.8.	Business practices

We treat our customers, suppliers and competitors with respect and dignity. We seek to build long-term relationships based on trust. Therefore, it is very important that we honor our promises, agreements and business commitments.

We offer high quality products that exceed our clients’ expectations, meet national and international food safety and security standards and guarantee responsible and traceable production processes.

We recognize the importance of our suppliers in achieving our goals. We are transparent, fair and careful in our negotiation, selection and exchange processes. In addition, we carry out training and dissemination efforts so that they are informed about the terms and conditions of this Code (See Purchase Policy).

We compete vigorously and honestly, respecting the laws and principles of free competition. Our commercial policy and prices are established independently and we never enter into illegal agreements with third parties, formally or informally, directly or indirectly, that may restrict, prevent or distort free competition.

Please note: The following actions are prohibited:

•	Exchanging confidential information about Camposol with friends or acquaintances who work in competing companies, suppliers or customers.

•	Agreeing on market share quotas or on prices.

•	Deliver quotations from suppliers to their competitors or request quotations from our competitors.

4.9.	Proper use of company assets and resources

We use the company’s assets and resources only for the purposes entrusted to us, taking care of their proper use and maintenance, while observing internal policies. We must never use them for illegal activities, political purposes or acts that affect the dignity of people.

The subtraction of resources (tangible or intangible) from Camposol will result in the application of disciplinary measures, in accordance with the Internal Work Regulations and the commencement of the appropriate civil and criminal liability actions.

Please note: The following actions are prohibited:

•	Participating in personal activities during working hours without express authorization from your direct supervisor.

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Using Camposol’s IT equipment and resources (such as Internet, e-mail, laptops, cell phones, etc.) for external business and illegal or unethical activities, such as gambling, pornography or similar activities.

•	Downloading or installing unlicensed applications and software.

•	Sending mass message chains via email or mobile applications.

•	Using documents, ideas or materials created by third parties, without authorization or copyright.

4.10.	Responsible handling of information

We are honest, truthful and well-timed with the information that we publish, not only in our financial reports, but also in social, environmental, safety or other reports that we are required to produce.

•	Proper accounting records

We develop, document and maintain within the statutory term and continually improve our internal financial controls to ensure that all of our transactions are accurately and reasonably recorded in the company’s books of account and accounting records.

•	Confidential information

We protect all confidential information owned by the company, such as personal information of our workers and business contacts, prices, marketing plans, economic information, investment strategies, among others.

Sharing this type of information with anyone outside the organization, including family and friends, is prohibited. This information must not be used for personal or third-party gain or to buy or sell assets in the stock market. This action constitutes an offense and will be sanctioned and reported immediately. Should it be necessary to share information with third parties in exceptional and business-related cases, we must ensure that these third parties also comply with these provisions.

Please note: All the information that we use for our daily work is property of Camposol. Camposol monitors the correct use of this information, being vested with inspection powers.

A worker who has been assigned portable equipment (computers, phones, etc.) must take suitable security measures to prevent theft or unauthorized access.

Sharing Camposol’s proprietary information in social media (such as Facebook, LinkedIn, Twitter and Instagram) is prohibited.

•	Personal data protection and security

We respect the privacy of all our workers, suppliers, customers, business partners and consumers. We treat personal data in a responsible, secure and confidential manner. We care about compliance with applicable privacy laws. We implement strict security measures to guarantee the safe and confidential treatment of personal data and the integrity of our IT systems and databases.

Our workers, suppliers, business partners and customers must handle the personal data they access, safely and confidentially, within the terms of the contracts or agreements entered into with Camposol and respecting privacy laws at all times.

Please note:

•	We must keep our access codes to the company’s systems secret and not share them.

•	We must immediately report any circumstances where personal data has been used without authorization, beyond what is permitted or outside the law.

4.11.	Safeguarding our reputation

It is essential that those of us who are part of Camposol display an impeccable behavior. In this line, we can publicly express our ideas and opinions in our individual capacity, taking care to do so with respect, without disseminating confidential information and without affecting Camposol’s reputation.

No Camposol worker is authorized to make public statements on behalf of the company without prior authorization from the marketing, communication and sustainability management area.

Please note: We must take special care with our social media and digital media communication, ensuring that the content published and our expressions are respectful and responsible.

5.	Compliance with the Code of Ethics and Conduct

All Camposol workers are responsible for understanding and complying with the behavior guidelines contained in our Code of Ethics and Conduct. As a sign of our commitment to these principles, a certificate of receipt and adherence to the Code is signed periodically.

We are convinced that impunity is a threat to our culture of integrity. Therefore, any potential violation of the Code will be investigated and, if responsibility is found, it will be sanctioned in an exemplary manner, by applying measures such as the worker’s dismissal and the filing of the appropriate civil and/or criminal actions.

The Camposol Group’s Board of Directors is responsible for approving and overseeing compliance with this Code of Ethics and Conduct.

Camposol’s Compliance Officer is in charge of implementing, updating, disseminating and training Camposol’s workers on the application of the company’s Code of Conduct. Part of the Compliance Officer’s annual work plan involves informing the Board of Directors from time to time about the progress and challenges in this area.

The Ethics and Compliance Committee is responsible for analyzing potential complaints received through the ethics line, conducting the necessary internal investigations and taking the necessary response actions. Depending on the case, this committee may carry out the investigations by using an internal team, hiring external advisors or requesting a more in-depth audit.

The committee is composed of the following individuals:

•	A director

•	The General Manager

•	The Administration and Finance Manager

•	The Human Capital Manager

•	The Legal, Corporate Affairs and Compliance Manager

•	The Internal Audit Manager

6.	Complaints: Ethics Line

If you have a question, concern or believe that a worker’s conduct violates this Code, it is your duty to report it immediately. This information will enable us to resolve the matter in a timely manner and prevent it from becoming a more serious problem.

Regardless of being directly affected by a Code violation, we are responsible for reporting any concerns or situations that we notice and identify during our daily work.

To do so, we offer you different channels so that you can use the one that suits you best:

•	Talk to your direct supervisor or Line Manager.

•	Ask the Compliance Officer for help.

•	Go to the Audit and Risk Manager.

•	Consult with a member of the Ethics and Compliance Committee.

•	Report it through the Ethics Line.

Our Ethics Line

It is a service, operated by an independent company, created to channel the doubts, concerns and complaints of our workers and third parties, about potential violations of the Code. You can access CAMPOSOL’s ethics line through the following:

•	Website: www.lineaeticacamposol.com

•	E-mail address: reporte@lineaeticacamposol.com

•	Telephone Exchange: 0-800-2-0820 option 1 - Free and anonymous call (nationwide) or option 2 -Voice mail.

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Postal address: If you wish to provide a hard copy of any information, please send it to the following post office box at Víctor Andrés Belaúnde 171, San Isidro, Lima 15073. Reference: CAMPOSOL Ethics Line. Available at all times.

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Personal interview: For personal assistance by professionals, visit Víctor Andrés Belaúnde 171, Piso 3, San Isidro, Peru. Ask for: Mr. Rafael Huamán, available Monday through Friday from 8:30 a.m. to 6:30 p.m. or, outside these hours, by appointment.

Characteristics	of the Ethics Line:

•	Anonymity

Any worker who reports an incident on the Ethics Line and/or through its various channels, may choose to remain anonymous, although we encourage you to identify yourself, so as to facilitate communication. If you disclose your identity, investigators will take every reasonable precaution to keep it confidential by conducting a thorough and fair investigation.

•	Confidentiality and secrecy

Any communication will be treated in a serious and professional manner. Furthermore, in all cases, Camposol guarantees that it will take all reasonable precautions to keep the information reported as confidential and secret.

•	No retaliation

Camposol values the commitment of its workers to a culture of integrity. For this reason, it will not tolerate reprisals against workers or third parties, who in good faith have filed a complaint.

A worker’s honest reporting of a concern or participation in an investigation cannot be the basis for an action that would be detrimental to their employment, including dismissal, demotion, suspension, loss of benefits, threats, harassment, or discrimination. Any retaliation against a worker who exposes a problem in an honest manner is a violation of this Code.

Please note: If you believe you have been subjected to retaliation, indifference or other similar or equivalent conduct, report these acts to the Ethics Line for appropriate action.

•	False allegations

Making false accusations, lying to investigators or refusing to cooperate with an investigation on ethical issues constitute serious violations of this Code. Please make sure that the information provided is accurate or that there is sufficient evidence to support an investigation.

•	Investigations

All workers must participate as required in any investigation. The Company takes seriously all reports of possible violations of this Code of Ethics and Conduct, the Anti-Fraud, Anti-Bribery and Anti-Corruption Policy, and other Processes, Policies and Procedures of CAMPOSOL, and assumes that its workers are responsible for reporting any misconduct.

ANNEX 1:

CODE OF ETHICS AND CONDUCT OF CAMPOSOL

CAMPOSOL and the people who make up the company must always act according to the following criteria:

BAN ON CHILD LABOR

CAMPOSOL prohibits child labor. Camposol workers must be 18 years of age or older to be hired.

DEPRIVATION OF LIBERTY AND FORCED LABOR

CAMPOSOL prohibits any form of enslaving behavior or any form of forced labor imposition.

OCCUPATIONAL SAFETY AND HEALTH

CAMPOSOL has systems in place to address possible risks to the safety and health of all its workers, who may refuse to carry out any type of unsafe or life-threatening work.

FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING

CAMPOSOL respects the decisions of its workers and the right to freedom of association and collective bargaining.

DISCRIMINATION

CAMPOSOL prohibits discrimination against persons on the basis of race, religion, gender and sexual orientation, age, physical ability, or any other legally prohibited condition.

DISCIPLINARY MEASURES

CAMPOSOL treats all its workers with dignity and respect. The use of physical or psychological punishment, threats or any other form of abuse as a method of discipline and control is not practiced or tolerated.

WORKING HOURS

CAMPOSOL is responsible for ensuring that its workers perform their duties in accordance with applicable laws and labor standards as to the number of hours and days of work.

COMPENSATION

CAMPOSOL compensates its workers with salaries and benefits that comply with the applicable laws and collective agreements.

SUSTAINABILITY AND ENVIRONMENT

CAMPOSOL develops good productive practices, while prioritizing the adequate use of its resources in all its operations, taking special care with the use of water and energy. Similarly, it constantly strives to ensure that the company’s development has also an impact on the development of neighboring communities, suppliers and other stakeholders of the company.

PURCHASING AND LOGISTICS

CAMPOSOL will ensure that its suppliers are informed of its Code of Conduct, its terms and conditions, as well as its meaning and the implication of its implementation.

INTEGRITY IN THE COMPANY

CAMPOSOL demands that all its workers act with integrity. This includes the accuracy of data that is recorded in documents such as payroll, expense records, reports, etc. Forgery of signatures or documents is not allowed. Moreover, each worker is expected to take care of and properly use the goods that have been delivered to them to perform their work.

CONFLICT OF INTEREST

CAMPOSOL will ensure that the activities and personal relationships of its workers do not interfere with the proper performance of their duties. This applies, for example, to workers who have family members who are company suppliers, ties that must be reported to the Ethics Committee or the Human Management Area in order to break down the conflict.

ANTI-CORRUPTION PRACTICES

CAMPOSOL does not admit any type of practice that includes bribes or attempts to bribe any public or private official in order to obtain some benefit. Similarly, all workers must maintain the same conduct in their personal actions.

ANNEX 2:

COMMITMENT TO ADHERE TO THE CODE OF ETHICS AND CONDUCT

I hereby declare to have received, read and understood CAMPOSOL’s Code of Ethics and Conduct, and I am aware of and share the ethical guidelines detailed therein.

I hereby pledge to comply with the code and to act with integrity, setting an example and diligently communicating, through the Ethics Line or otherwise, any conduct that deviates from the provisions herein established.

Names and Last Names:

Management:

Title:

Headquarters:

Area:

Date:

Signature:

Deliver this signed form to the Human Capital Management area.

ANNEX 3:

BOARD OF DIRECTORS’ COMMITMENT TO INTEGRITY

I, the undersigned                     , identified by                      No.              , in my capacity as a member of the Board of Directors of CSOL HOLDING LTD(hereinafter, CAMPOSOL), hereby depose and state as follows:

1.

I fill the position of director at CAMPOSOL’s Board of Directors, acting at the highest professional level, and complying with ethical standards, such as integrity and transparency, which are fundamental values for decision making in CAMPOSOL’s Board of Directors.

2.

I am aware that CAMPOSOL’s Corruption Prevention Model includes a number of control policies and procedures intended to reduce the risks of committing corruption offenses and to strengthen a culture of ethics and honesty in the organization.

3.

I am aware that my participation is essential to the success of CAMPOSOL’s Corruption Prevention Model and, therefore, I undertake to adhere to the Model and actively participate in its implementation and monitoring.

4.	I have taken timely cognizance of and adhere to CAMPOSOL’s Anti-Fraud, Bribery and Corruption Policy, and Code of Ethics and Conduct, and I fully comply and will comply with their provisions.

5.

I strictly reject all types of corruption (such as bribery); therefore, I will not receive, offer, promise or give money or other benefits to third parties (public or private) to obtain advantages in an illicit manner.

6.

No charges have been filed against me related to bribery, corruption, money laundering, financing of terrorism, fraud, obstruction of justice, extortion or any other legal or ethical violation, nor have I been convicted or found guilty of a crime related to fraud or corruption.

Lima,

Signature